Filed by IPFX PubCo, Inc.
Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended

Subject Company: Quantum Space, LLC
Commission File No.: 132-00001

The following materials were made available in connection with the proposed business combination (the “Business Combination”) by and among Inflection Point Acquisition Corp. VI (“Inflection Point”), Quantum Space, LLC (“Quantum Space”), IPFX PubCo, Inc. (“PubCo”), and the other parties thereto.

Set forth below is a communication made available on the LinkedIn social media account of Jim Bridenstine on October 29, 2026.

Set forth below is a press release issued by Quantum Space, LLC and Inflection Point Acquisition Corp. VI on October 29, 2026.

Quantum Space and Inflection Point Acquisition Corp. VI Announce Effectiveness of Registration Statement Ahead of Planned Business Combination and NYSE Listing

Inflection Point Acquisition Corp. VI shareholders to vote on Business Combination at Extraordinary General Meeting on November 20, 2026

Rockville, MD – October 29, 2026 — Quantum Space, LLC (the “Company” or “Quantum Space”), a company developing the next generation of advanced maneuverable spacecraft for national security and commercial missions, and Inflection Point Acquisition Corp. VI (Nasdaq: IPFX) (“Inflection Point”), a special purpose acquisition company led by the management team of Inflection Point Asset Management, today announced that the U.S. Securities and Exchange Commission (“SEC”) has declared effective the Registration Statement on Form S-4 (File No. 333-299286) filed by IPFX PubCo, Inc., Quantum Space and Inflection Point as co-registrants (the “Registration Statement”), relating to the companies’ previously announced definitive business combination agreement and the proposed business combination contemplated thereby (the “Business Combination”).

“Today’s milestone marks a significant step in Quantum Space’s journey toward becoming a public company,” said Quantum Space CEO Jim Bridenstine. “With every domain of warfare dependent on space, sustained maneuverability is no longer optional for defense and commercial operators, and we are engineering our spacecraft for exactly that need. With approximately $300 million of PIPE financing committed, we expect to be well positioned to move at the speed our customers demand as we scale Ranger and Scout development and production across our facilities in Rockville, Hawthorne, and Tulsa.”

Inflection Point has called an Extraordinary General Meeting (the “Extraordinary General Meeting”) of its shareholders to be held at 10:00 a.m. Eastern Time on November 20, 2026 at the offices of White & Case LLP, 1221 Avenue of the Americas, New York, NY 10020, and virtually via live webcast at https://www.cstproxy.com/inflectionpointacquisitionVI/2026, for shareholders of record as of the close of business on October 26, 2026 (the “Record Date”) to vote on proposals to approve the Business Combination and the other proposals described in the definitive proxy statement/prospectus included in the Registration Statement (the “Proxy Statement”). Further information about the Extraordinary General Meeting and associated voting procedures is contained in the Proxy Statement, available at www.sec.gov. Inflection Point will mail the Proxy Statement to shareholders of record as of the Record Date. Inflection Point shareholders are encouraged to review the disclosures and voting information in the Proxy Statement in advance of the Extraordinary General Meeting on November 20, 2026. If the proposals at the Extraordinary General Meeting are approved by Inflection Point’s shareholders, the Business Combination is expected to close shortly thereafter, subject to the satisfaction or waiver, as applicable, of all other closing conditions and regulatory review.

Upon closing, the combined company will be renamed “Quantum Space, Inc.” and expects to trade on the NYSE under the ticker symbol “QSPC,” subject to NYSE approval.

About Quantum Space

Quantum Space is building the next generation of advanced maneuverable spacecraft for national security, civil, and commercial space operations. Its highly maneuverable spacecraft are being designed to address the needs of national security and commercial operators. With patented propulsion, extended on-orbit endurance, and modular flexibility, these platforms are being engineered to outmaneuver legacy satellites and operate dynamically across diverse mission sets. For more information, visit www.quantumspaceinc.com.

About Inflection Point Acquisition Corp. VI

Inflection Point Acquisition Corp. VI is a special purpose acquisition company whose business purpose is to effect a merger, share exchange, asset acquisition, share purchase, reorganization, or similar business combination with one or more businesses or entities. Inflection Point is led by an experienced SPAC sponsor team that seeks to identify, take public, and scale high-impact and strategically important technology companies. The sponsor team’s prior transactions include Intuitive Machines and USA Rare Earth.

Forward-Looking Statements

This communication contains certain statements that are not historical facts but may be considered “forward-looking statements” within the meaning of Section 27(a) of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21(e) of the Securities Exchange Act of 1934, as amended. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook” or the negatives of these terms or variations of them or similar terminology or expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding future events, the proposed business combination (the “Business Combination”) by and among Inflection Point Acquisition Corp. VI (“Inflection Point”), Quantum Space, and the other parties thereto, the estimated or anticipated future results and benefits of the combined company (“New Quantum Space”) following the Business Combination, including the likelihood and ability of Quantum Space and Inflection Point to successfully consummate the Business Combination, future opportunities for New Quantum Space and other statements that are not historical facts. These statements are based on the current expectations of the management of Inflection Point and/or Quantum Space and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Inflection Point and Quantum Space. These statements are subject to a number of risks and uncertainties regarding Quantum Space’s business and the Business Combination and actual results may differ materially. These risks and uncertainties include, but are not limited to: the occurrence of any event, change or other circumstances that could give rise to the termination of any definitive agreements with respect to the Business Combination; the outcome of any legal proceedings that may be instituted against Inflection Point, Quantum Space, the combined company or others following the announcement of the Business Combination and any definitive agreements with respect thereto; the inability to complete the Business Combination due to the failure to obtain shareholder approval, to obtain financing to complete the Business Combination or other conditions to closing; changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Business Combination; the ability of New Quantum Space to meet stock exchange listing standards following the consummation of the Business Combination; the risk that the Business Combination disrupts current plans and operations of Quantum Space as a result of the announcement and consummation of the Business Combination; the inability of Quantum Space to successfully complete development of its flagship vehicle, Ranger, which is currently in development and has not been manufactured, operated or sold to date, or for it to meet Quantum Space’s design standards, including its intended fuel capacity, having a refuelable and modular architecture, and operational life of up to 15 years; the ability of New Quantum Space to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of New Quantum Space to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; costs related to the Business Combination; changes in applicable laws or regulations; the possibility that Quantum Space or the combined company may be adversely affected by other economic, business, and/or competitive factors; the amount of redemption requests made by Inflection Point shareholders; unsatisfactory safety performance of Quantum Space’s satellite systems or security incidents at Quantum Space’s facilities; failure of the market for satellites to achieve the growth potential Quantum Space expects; any delayed launches, launch failures, failure of Quantum Space’s satellites to reach their planned orbital locations and significant increases in the costs related to launches of satellites; the handling, production and disposition of potentially explosive and ignitable energetic materials and other dangerous chemicals in Quantum Space’s operations; failure of Quantum Space’s products to operate in the expected manner or defects in its products; counterparty risks on contracts entered into with Quantum Space’s customers and failure of Quantum Space’s prime contractors to maintain their relationships with their counterparties and fulfill their contractual obligations; failure to successfully defend against protests from other bidders for government contracts; changes in the funding levels of various governmental entities with which Quantum Space does business; and other risks and uncertainties discussed in documents of Inflection Point and/or Quantum Space filed, or to be filed, with the U.S. Securities and Exchange Commission (the “SEC”). The foregoing list of risk factors is not exhaustive. There may be additional risks that Inflection Point and Quantum Space presently do not know or that Inflection Point and Quantum Space currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements provide Inflection Point’s and Quantum Space’s expectations, plans or forecasts of future events and views as of the date of this communication. Inflection Point and Quantum Space anticipate that subsequent events and developments will cause their assessments to change. However, while Inflection Point and Quantum Space may elect to update these forward-looking statements in the future, Inflection Point and Quantum Space specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Inflection Point’s or Quantum Space’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements. Nothing herein should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or results of such forward-looking statements will be achieved.

Additional Information

The Business Combination will be submitted to shareholders of Inflection Point for their consideration. In connection with the Business Combination, IPFX PubCo, Inc., Inflection Point and Quantum Space as co-registrants, filed a registration statement on Form S-4 (File No. 333-299286) (the “Registration Statement”) with the SEC, which includes a proxy statement/prospectus and certain other related documents, which serves as both the proxy statement to be distributed to shareholders of Inflection Point in connection with its solicitation for proxies for the vote by its shareholders in connection with the Business Combination and other matters to be described in the Registration Statement, as well as the prospectus relating to the offer and sale of the securities to be issued to securityholders of Inflection Point and equity holders of Quantum Space in connection with the completion of the Business Combination. The Registration Statement was declared effective by the SEC on October 28, 2026, and Inflection Point will mail a definitive proxy statement/prospectus and other relevant documents to its shareholders as of the record date established for voting on the Business Combination. This communication is not a substitute for the Registration Statement, the definitive proxy statement/prospectus or any other document that Inflection Point has sent or will send to its shareholders in connection with the Business Combination.

INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE BUSINESS COMBINATION AND THE PARTIES TO THE BUSINESS COMBINATION.

Investors and security holders will be able to obtain copies of these documents and other documents filed with the SEC free of charge at www.sec.gov. The definitive proxy statement/prospectus will be mailed to shareholders of Inflection Point as of a record date for voting on the Business Combination. Shareholders of Inflection Point will also be able to obtain copies of the definitive proxy statement/prospectus without charge, by directing a request to: Inflection Point Acquisition Corp. VI, 1680 Michigan Avenue, Suite 700 #1031, Miami Beach, FL 33139, or to Alliance Advisors, LLC, Inflection Point’s proxy solicitor, by calling 1-855-206-2037 or emailing IPFX@allianceadvisors.com. The contents of any website referenced in this communication are not incorporated into this communication.

Participants in the Solicitation

Inflection Point and its directors, executive officers, and other members of management, and consultants, under SEC rules, may be deemed participants in the solicitation of proxies from Inflection Point’s shareholders with respect to the Business Combination. Information about Inflection Point’s directors and executive officers and a description of their interests in Inflection Point and in the Business Combination is contained in the sections of the Registration Statement entitled “Beneficial Ownership of Securities,” “The Business Combination Proposal — Interests of Certain Inflection Point Persons in the Business Combination,” and “Certain Relationships and Related Person Transactions”, which is available free of charge at the SEC’s website at www.sec.gov. Additional information regarding the interests of participants in the proxy solicitation and their direct and indirect interests is contained in the Registration Statement and the proxy statement/prospectus.

Quantum Space, its directors, executive officers, other members of management, and employees, under SEC rules, may be deemed participants in the solicitation of proxies of Inflection Point’s shareholders in connection with the Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the Business Combination is included in the Registration Statement when available, in the sections entitled “Executive and Director Compensation of Quantum Space — Interests of Quantum Space’s Directors and Executive Officers in the Business Combination” and “Management of the Company Following the Business Combination,” which is available. free of charge at the SEC’s website at www.sec.gov.

No Offer or Solicitation

This communication is for informational purposes only and is not (i) an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law nor (ii) the solicitation of any vote in any jurisdiction pursuant to the Business Combination or otherwise. This communication is not, and under no circumstances is to be construed as, a prospectus, an advertisement or a public offering of the securities described herein in the United States or any other jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act or exemptions therefrom. No securities commission or securities regulatory authority in the United States or any other jurisdiction has in any way passed upon the merits of the Business Combination or the accuracy or adequacy of this communication.

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